Exhibit 99.1

Ecopetrol Business Group presents third
quarter and year-to-date 2017 Results

•	YTD 2017 net profit totaled COP 3.2 trillion, more than twice the amount reported for all of 2016. 2017 third quarter net profit amounted to COP 1.0 trillion.

•	The operational, net and EBITDA margins for the quarter and YTD 2017 have been the highest in the past two years.

•	In the third quarter, the spread of the export crude basket versus BRENT improved to USD 6.0/bl. This is 50% lower than the figure posted for the same period in 2015 and is the best of the past 7 years.

•	The Cartagena Refinery’s refining margin rose to USD 10.3/bl in the third quarter, the highest since the start of operations. In addition, 100% of individual unit tests were completed.

Bogotá, November 7, 2017. Today, Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announced third-quarter and year-to-date 2017 financial results for the Business Group, prepared and presented in billions of Colombian pesos (COP), in accordance with International Financial Reporting Standards applicable in Colombia.

TABLE 1:

CONSOLIDATED FINANCIAL RESULTS -

ECOPETROL BUSINESS GROUP

A	B	C	D	E	F	G	H	I
COP Billion	3Q 2017	3Q 2016	∆ ($)	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ ($)	∆ (%)
Total Sales	13,325	12,183	1,142	9.4%	39,847	34,419	5,428	15.8%
Operating Profit	3,323	2,540	783	30.8%	9,889	6,620	3,269	49.4%
Net Income Consolidated	1,224	446	778	174.4%	3,779	2,046	1,733	84.7%
Non-Controlling Interests	(221)	(217)	(4)	1.8%	(585)	(667)	82	(12.3)%
Net Income Attributable to Owners of Ecopetrol	1,003	229	774	338.0%	3,194	1,379	1,815	131.6%

EBITDA	5,852	4,886	966	19.8%	17,296	13,545	3,751	27.7%
EBITDA Margin	43.9%	40.1%			43.4%	39.4%

The figures included in this report are unaudited, expressed in billions of Colombian pesos (COP) or US dollars (USD), or thousands of barrels of petroleum-equivalent per day (mboed) or tons, and are so indicated where applicable. For presentation purposes, certain figures in this report have been rounded to the nearest decimal point.

44% EBITDA Margin Third Quarter	12.8 TN COP Cash position close quarter	715 MBOED Production	1,087 MBD Transported	14.1 USD/Bl Barrancabermeja Margin	investors@ecopetrol.com.co Tel: +571 234 5190

In the opinion of Ecopetrol S.A. CEO Felipe Bayón Pardo:

“Year to date 2017, Ecopetrol reported a much higher operating and financial result than for the same period last year, we highlight an EBITDA of COP 17.3 trillion and an EBITDA margin of 43.4%, the highest in the past two years. Year-to-date net profit totaled COP 3.2 trillion, double the figure for all of 2016. These results reflect our soundness and our ongoing pursuit of: i) improved operating and commercial capacity, ii) greater efficiencies and cost reductions, iii) a focus on capital discipline, as well as a better environment for crude prices.

The Business Group’s average production year to date totaled 715 mboed, in line with the 2017 production target, despite the challenges raised by a difficult environment in terms of security and operational events. We note also that we achieved our activity goals with a lower CAPEX, thanks to significant efficiencies in the production segment. Water injection projects continue to show positive results in fields such as Casabe, La Cira Infantas, Chichimene and Castilla, among others, where investments in water injection have yielded increased or stable production, along with better operating responses. This quarter, the International Energy Agency (IEA) invited Ecopetrol as a member of the technical recovery group this organization leads.

It is worth noting that the export basket spread for the third quarter totaled -USD 6.0/bl, the best of the past seven years and around 50% below the figure from two years ago. The basket’s spread year to date as of September 2017 was -USD 6.9/bl, improved from the year-to-date figures for the same period in 2016 (USD -9.6/bl), largely due to: i) Changes in commercial strategy to reach directly end clients, ii) production cuts by OPEC, especially in heavy crudes, and iii) demand for heavy crudes in the Gulf of Mexico and Asia.

We closed out the quarter with a cash position of COP 12.8 trillion, confirming our financial soundness and flexibility. For its part, Moody’s recognized the company’s achievements and strategy, upgrading Ecopetrol’s outlook to “stable” and retaining its investment-grade rating (Baa3). In October we completed the program to divest our equity stake in EEB, selling the remaining shares for COP 56.930 million.

Drilling activities are currently underway at four exploratory wells: Lunera, Molusco, Trogón and Coyote (re-entry to execute tests and hydraulic stimulation). The Bonifacio well, operated by our subsidiary HOCOL, has completed its drilling period and is now in the evaluation stage. During the quarter, drilling activities were completed at the Bullerengue and Brama wells, which were unsuccessful, as no commercial accumulation of hydrocarbons was found.

September 20 saw the start of drilling of the Molusco well (Block RC-9) in the Colombian Caribbean offshore, approximately 30 kilometers from Riohacha, in La Guajira. Molusco represents one of the most important milestones in Ecopetrol’s history, as the first drilled offshore exploratory well operated by the company, through its subsidiary Ecopetrol Costa Afuera SAS - ECAS (50%), in joint venture with ONGC (50%). For the close of 2017, we are committed to meeting the goal of drilling 17 exploratory wells and adding contingent resources of 250 MBPE.

In the third quarter of 2017 crude was transported at viscosities of 600 centistokes (cst - a measurement of viscosity) through the systems of Cenit and its subsidiaries, which helped demonstrate the commercial feasibility of high-viscosity crudes. We exceeded operating milestones by transporting all the country´s crude along a single corridor, thanks to the bi-directional carrying ability of the Bicentenario oil pipeline and the capacity of OCENSA.

The third quarter was the best of the year for the Cartagena Refinery, as for the first time it posted double-digit operating margins, of USD 10.3/bl, a result of progress in unit stabilization and better market conditions for refiners worldwide. The year-to-date refining margin as of the third quarter totaled USD 8.3/bl, a 93% increase over the same period in 2016 (USD 4.3/bl). The third quarter also saw 100% completion of the individual unit tests of the refinery. The Barrancabermeja refinery posted profitable and efficient operations, with a year-to-date refining margin of USD 14.1/bl.

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Our purpose is to continue strengthening safety as a pillar of our operations. The company’s TRIF [Total Recordable Injury Frequency] index improved 38% compared to the same period last year, placing us among the top companies worldwide in terms health and security. To align our HSE [Health, Safety and the Environment] practices with high global standards and enhance our competitiveness, the company obtained OHSAS 18001 (Occupational Health and Safety) and ISO 14001 (Environmental Management) certifications.

Ecopetrol remains committed to the country’s growth and development, the care of its workers, the environment and the communities in which it operates, constantly seeking shared prosperity and operational safety at all levels. Our focus will continue to be on delivering outstanding results, with the aim of maintaining a sustainable company that creates value for its shareholders.”

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I.	Ecopetrol Business Group Financial and Operating Results

Year-to-date net profit at September 2017 was double the figure for all of 2016. We succeeded in keeping EBITDA margin at an average of 43% (5% higher than the margin at the close of 2016) and reaching the highest operational and net margins of the past two years, reflecting our operational efficiency.

Cash generation remains stable at COP 12.8 trillion at the close of September. Also, the price spread of our crudes versus Brent, at - USD 6.9/bl year-to-date, is the lowest of the past seven years.

The financial strength of Ecopetrol Business Group is reflected in its debt metrics, were Gross Debt/ EBITDA was 2.1 x at the close of the third quarter compared to 3.1x for the same period of 2016. This position of strength allows Ecopetrol to advance in the pursue of organic and inorganic growth.

Table 2: Profit and Loss Statement – Ecopetrol Business Group

A	B	C	D	E	F	G	H	I
COP Billion	3Q 2017	3Q 2016	∆ ($)	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ ($)	∆ (%)
Local Sales	6,915	6,049	866	14.3%	20,334	18,195	2,139	11.8%
Export Sales	6,410	6,134	276	4.5%	19,513	16,224	3,289	20.3%
Total Sales	13,325	12,183	1,142	9.4%	39,847	34,419	5,428	15.8%
DD&A Costs	2,184	2,067	117	5.7%	6,307	5,497	810	14.7%
Variable Costs	4,668	4,700	(32)	(0.7)%	15,302	14,054	1,248	8.9%
Fixed Costs	1,925	1,971	(46)	(2.3)%	5,539	4,981	558	11.2%
Cost of Sales	8,777	8,738	39	0.4%	27,148	24,532	2,616	10.7%
Gross Profits	4,548	3,445	1,103	32.0%	12,699	9,887	2,812	28.4%
Operating Expenses	1,225	905	320	35.4%	2,810	3,267	(457)	(14.0)%
Operating Income	3,323	2,540	783	30.8%	9,889	6,620	3,269	49.4%
Financial Income (Loss)	(807)	(902)	95	(10.5)%	(1,962)	(1,404)	(558)	39.7%
Share of Profit of Companies	4	45	(41)	(91.1)%	58	14	44	314.3%
Income Before Income Tax	2,520	1,683	837	49.7%	7,985	5,230	2,755	52.7%
Income tax	(1,296)	(1,237)	(59)	4.8%	(4,206)	(3,184)	(1,022)	32.1%
Net Income Consolidated	1,224	446	778	174.4%	3,779	2,046	1,733	84.7%
Non-Controlling Interests	(221)	(217)	(4)	1.8%	(585)	(667)	82	(12.3)%
Net Income (Attributable to Owners of Ecopetrol)	1,003	229	774	338.0%	3,194	1,379	1,815	131.6%

EBITDA	5,852	4,886	966	19.8%	17,296	13,545	3,751	27.7%
EBITDA Margin	43.9%	40.1%			43.4%	39.4%

1.	Sales revenue

Sales revenue rose as a combined net result of:

a)	Higher prices in the average weighted basket for crude, gas and products, +USD 7/bl (+COP 1.83 trillion), largely reflecting the improved spread and the performance of Brent crude benchmark prices (USD 52/bl in 3Q17 vs USD 47/bl in 3Q16).
b)	Higher average COP/USD exchange rate on revenue earned in U.S. Dollars, from COP 2,926/USD (3Q 2016) to COP 2,969/USD (3Q 2017), positively impacting total revenue (+COP 102 billion).
c)	Effect of the change in sales volumes (-COP 884 billion).
d)	Higher services revenue (+COP 89 billion).

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Table 3: Sales Volumes - Ecopetrol Business Group

A	B	C	D	E	F	G
Local Sales Volume (mboed)	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Crude Oil	24.7	15.3	61.4%	17.7	14.8	19.6%
Natural Gas	73.7	70.3	4.8%	73.5	76.0	(3.3)%
Gasoline	107.4	108.0	(0.6)%	109.5	107.5	1.9%
Medium Distillates	141.3	144.1	(1.9)%	146.3	141.3	3.5%
LPG and Propane	15.3	16.7	(8.4)%	17.0	16.6	2.4%
Fuel Oil	10.3	6.0	71.7%	8.9	6.1	45.9%
Industrial and Petrochemical	18.5	19.6	(5.6)%	18.5	19.1	(3.1)%
Total Local Sales	391.2	380.0	2.9%	391.4	381.4	2.6%

Export Sales Volume (mboed)	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Crude Oil	410.9	433.7	(5.3)%	426.5	432.9	(1.5)%
Products	96.5	156.0	(38.1)%	105.4	146.8	(28.2)%
Natural Gas	1.3	3.1	(58.1)%	1.6	2.0	(20.0)%
Total Export Sales	508.7	592.8	(14.2)%	533.5	581.7	(8.3)%

Total Sales Volume (mboed)	899.9	972.8	(7.5)%	924.9	963.1	(4.0)%

Colombian Market (43.5% of sales): Sales up 2.9% (3Q 17 Vs 3Q 16), due largely to:

•	Higher domestic sales of crude on higher sales to third parties, primarily a result of the handling of the contingency on the Caño Limón Coveñas oil pipeline.
•	Higher sales of fuel oil under a new river fleet sales agreement, maximizing the use of the Barrancabermeja refinery pier.
•	Higher sales of natural gas from the Saman block and higher sales due to new demand (new clients and/or clients that did not use gas before), partially offsetting lower thermal demand.
•	Decline in sales of medium distillates due to a strike in the airline sector and lower demand in the north of the country, partially offset by higher demand of diesel by the mining sector.

International Market (56.5% of sales): Down 14.2% (3Q 17 Vs 3Q 16). The change is primarily due to:

•	Lower product exports:
a)	Lower exports (-34 mbd) of diesel and gasoline due to a sales strategy focused on allocating higher volumes to the domestic market to obtain better prices and reduce imports.
b)	Lower fuel oil exports (-26 mbd) due to the use of bottoms to produce more valuable products at the Barrancabermeja refinery.
•	Lower crude exports due primarily to a greater allocation of crudes to the Cartagena refinery in order to substitute imports for domestic crudes.

Table 4: Export Destinations - Ecopetrol Business Group

A	B	C	D	E	F	G
Crude (mboed)	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Asia	112.0	169.6	27.3%	133.1	178.6	31.2%
U.S. Gulf Coast	98.9	39.6	24.1%	77.4	32.7	18.1%
U.S. West Coast	98.4	67.9	23.9%	100.8	66.1	23.6%
U.S. East Coast	45.5	50.9	11.1%	57.8	46.5	13.6%
Europe	35.8	58.0	8.7%	25.2	59.1	5.9%
Central America / Caribbean	15.1	16.5	3.7%	17.0	9.7	4.0%
South America	5.2	31.2	1.3%	13.5	33.6	3.2%
Other	0.0	0.0	0.0%	1.7	6.6	0.4%
Total	410.9	433.7	100.0%	426.5	432.9	100.0%

Products (mboed)	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Asia	30.2	49.8	31.3%	41.4	42.3	39.2%
U.S. Gulf Coast	15.8	3.3	16.4%	16.0	8.4	15.2%
U.S. West Coast	15.4	17.5	16.0%	10.8	11.9	10.3%
U.S. East Coast	15.3	28.6	15.9%	12.1	33.6	11.5%
Europe	9.1	21.9	9.4%	13.4	30.2	12.7%
Central America / Caribbean	5.5	0.0	5.7%	2.7	0.0	2.6%
South America	5.2	0.0	5.4%	6.2	1.2	5.9%
Other	0.0	34.9	0.0%	2.8	19.2	2.7%
Total	96.5	156.0	100.0%	105.4	146.8	100.0%

Note: This information is subject to change after the close of the quarter, as some destinations are reclassified depending on final export results.

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Crude: In the third quarter of 2017, the US Gulf Coast was the primary crude export destination, primarily due historic highs achieved in refining loads in the US as a result of higher gasoline and diesel cracks. On the other hand the destination that gained higher participation when compared to the same period of 2016 was Central America and the Caribbean, as a result of being intermediary storage points for subsequent export to the US West Coast and Asian markets. It is important to highlight that the share of exports to Asia rose 8.3%, supported by higher demand from independent refineries in China.

Products: The principal product export destination in the third quarter of 2017 was Central America and the Caribbean, mainly for sales of ultra low-sulfur diesel (USLD), and as a result of being intermediary storage points for subsequent exports of fuel oil to Asia. The second principal destination was the United States, which maintained its share at approximately 31%, followed by Asia, which rose some 4.7%, given better fuel oil prices in that market. The lower availability of high sulfur diesel (HSD) was reflected in lower exports to Africa and Europe (Mediterranean countries).

Table 5: Average Benchmark Crude Prices and Crude Spread

A	B	C	D	E	F	G
USD/Bl	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Brent	52.2	47.0	11.1%	52.5	43.2	21.5%
WTI	48.2	44.9	7.3%	49.4	41.5	19.0%

A	B	C	D	E	F	G
USD/Bl	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Differential Crude Oil Basket vs Brent	(6.0)	(9.0)	(33.3)%	(6.9)	(9.6)	(28.1)%

Table 6: Average Weighted Sale Price - Ecopetrol Business Group

A	B	C	D	E	F	G	H	I
USD/Bl	3Q 2017	3Q 2016	∆ (%)	Volume (mboed) 2Q 2017	Jan-Sep 17	Jan-Sep 16	∆ (%)	Volume (mboed) 1H 2017
Crude Oil Basket	46.2	38.0	21.6%	435.7	45.6	33.6	35.7%	444.2
Refined Products Basket	61.8	52.6	17.5%	389.2	60.4	47.8	26.4%	405.6
Natural Gas Basket	22.9	23.1	(0.9)%	75.0	23.0	24.1	(4.6)%	75.1
				899.9				924.9

Crude: During the third quarter of 2017, Ecopetrol earned higher spreads versus Brent on sales of its heavy and intermediate crudes. The crude sales basket was strengthened by USD 3.0/bl versus the results obtained in the same quarter of 2016. This result is explained mainly by: i) a sales strategy focused on markets that generate higher value, ii) the effects of production cuts by OPEC and non-OPEC countries, which reduced the availability of heavy and intermediate crudes, iii) higher Asian demand, generating increased Chinese imports and iv) higher interest of heavy crudes by refiners due to instability in the quality and supply of crudes from Venezuela. The spread achieved this quarter was the highest of the past seven years.

Products: The spread vs Brent in the product basket strengthened by USD 4/bl compared to the third quarter of 2016. This performance was the result of: i) an improvement in our basket, by converting from exports of high- and low-sulfur diesel (HSD and LSD) to ultra low-sulfur diesel (ULSD), ii) the effect of the recent hurricanes which strengthened light products and distillates while reducing supply due to the closing of refineries in the US Gulf Coast, and iii) improved fuel oil prices, given the higher demand in Singapore, refinery problems in Mexico and reduced supply in Russia due to the switch to high-conversion refining capacity that has been in progress during the year.

Natural Gas: Prices declined by 0.9% compared to the third quarter of 2016, due to the absence of the El Niño phenomenon this year.

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2.	Cost of sales

Depreciation and amortization: Increased largely due to:

a)	Lesser incorporation of reserves in 2016 and higher production volumes.
b)	Start of operations at Ecopetrol America Inc.’s Gunflint field in August 2016. In the third quarter the total reserves of the offshore fields were incorporated with the aim of achieving an adequate relation between the average life of the investment and production.

Variable costs: Decreased primarily due to:

a)	Lower costs for purchases of crude, gas and products (-COP 13 billion), as a net result of:
•	Lower volumes purchased (-COP 631 billion): i) lower fuel imports, especially diesel and gasolines (-COP 524 billion, -34 mboed) due to substitution for products produced by the Cartagena refinery, ii) lower consumption of diluent as a result of our high-viscosity crude marketing strategy and co-dilution with LPG (-COP 66 billion, -6 mboed), and iii) minor decreases in domestic crudes and petrochemicals (-COP 41 billion, -6 mboed).
•	Higher average price for domestic purchases and imports of crude and products (+COP 540 billion).
•	Higher average COP/USD exchange rate on purchases (+COP 78 billion), rising from COP 2,934/USD (3Q 2016) to COP 2,977/USD (3Q 2017).
b)	Accumulation of inventory due to impacts on the transport system in 2017 (-COP 124 billion), causing a decline in the cost of inventory.
c)	Higher costs of contracted services (+COP 68 billion) due to the resumption of activity at Ecopetrol’s Rubiales and Guajira fields and the start of operations at Ecopetrol América’s Gunflint field.
d)	Higher other costs (+COP 37 billion), primarily costs related to process materials associated with the increase in operational activities at the Casabe, Chichimene and Castilla fields.

Table 7: Local Purchases and Imports – Ecopetrol Business Group

A	B	C	D	E	F	G
Local Purchases (mboed)	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Crude Oil	150.0	155.2	(3.4)%	155.3	160.6	(3.3)%
Natural Gas	2.9	2.5	16.0%	2.9	2.6	11.5%
Refined Products	2.1	3.7	(43.2)%	2.9	4.9	(40.8)%
Diluent	0.3	0.3	0.0%	1.1	0.3	266.7%
Total	155.3	161.7	(4.0)%	162.2	168.4	(3.7)%

Imports (mboed)	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Crude Oil	65.4	65.3	0.2%	76.9	55.5	38.6%
Refined Products	61.4	95.7	(35.8)%	67.5	105.0	(35.7)%
Diluent	48.5	54.0	(10.2)%	52.6	55.0	(4.4)%
Total	175.3	215.0	(18.5)%	197.0	215.5	(8.6)%

With the substitution of diesel and gasoline imports by production from the Cartagena refinery, imports were down 28 mbd in the third quarter of 2017 compared to the same period the previous year. This strategy allowed Ecopetrol to sell 28 mbd at a margin and not just at break-even, and the Cartagena refinery to obtain higher prices by exchanging its exports for domestic sales.

Fixed costs: Declined primarily due to:

a)	Lower maintenance costs (-COP 104 billion), largely a result of the capitalization of major maintenance.
b)	Higher labor costs (+COP 31 billion), primarily due to the previous year’s wage increase.
c)	Other items (+COP 27 billion).

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3.	Operating expenses

Operating expenses rose, primarily due to i) recognition of dry wells such as Warrior-2, Guaniz-1, Venus 2, Cusuco 1 and Pastinaca 1, ii) greater seismic activity, and iii) expenses assumed due to the reconciliation of deductible DIAN-related expenses on the Hocol S.A. income tax.

In contrast, operational expenses YTD are lower than in the same period of 2016, mainly as a result of the reduction in the wealth tax and the sale of minor fields in the Ronda Campos 2016.

4.	Financial Result (non-operational) and other

The change in financial income is primarily the net result of:

a)	Change in income due to the exchange rate spread (+COP 34 billion): A loss was posted (-COP 136 billion) in the third quarter of 2017, versus a loss of (-COP 170 billion) during the same period the previous year. This was due to the impact in the variation of the closing exchange rate and the decrease in the net position of the group in the last quarter due to the prepayment of the international syndicated loan.
b)	Lower net interest expense (+COP 129 billion) due to: i) lower debt service due to the effect of early payoff of the international syndicated loan in June 2017, and the Bancolombia loan in October 2016, and ii) decline in the rate applied to local loans indexed to the CPI.

The effective interest rate for the third quarter of 2017 was 51.4% (year-to-date 52.7%) due primarily to i) non-deductible taxes, including the wealth tax, and ii) recognition of presumptive tax income at subsidiaries posting tax losses, among others.

Table 8: Statement of Financial Situation – Ecopetrol Business Group

A	B	C	D	E
COP Billion	September 30, 2017	June 30, 2017	∆ ($)	∆ (%)
Current Assets	22,075	19,009	3,066	16.1%
Non Current Assets	94,193	96,685	(2,492)	(2.6)%
Total Assets	116,268	115,694	574	0.5%

Current Liabilities	16,152	14,513	1,639	11.3%
Non-Current Liabilities	52,214	54,203	(1,989)	(3.7)%
Total Liabilities	68,366	68,716	(350)	(0.5)%
Equity	47,902	46,978	924	2.0%
Total Liabilities and Equity	116,268	115,694	574	0.5%

5.	Assets

An increase in assets was posted as a net effect of:

a)	Increased cash equivalents and other financial assets (portfolio of investments of cash surpluses), largely generated by higher operating income associated with higher international benchmark prices (+COP 2.33 billion). This resulted in a total liquidity position of COP 12.8 trillion as of September 30th, 2017.
b)	Increased trade receivables and other accounts receivable (+COP 604 billion), largely due to the increase in accounts receivable from the gasoline and diesel price stabilization fund, and commercial receivables.
c)	Lower property, plant and equipment, natural resources and intangibles (-COP 2.17 trillion), largely due to: i) quarterly depreciation and amortization and ii) negative effect of the conversion of assets from subsidiaries operating with a functional currency other than the Colombian peso, which is partially offset by investments made in the third quarter.
d)	Changes in other assets (-COP 188 billion).

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6.	Liabilities and net equity

Total liabilities fell due to the net effect of:

a)	Lower loans and financing (-COP 1.5 trillion), primarily due to valuation of our foreign currency debt expressed in COP resulting from the appreciation of the Colombian peso against the US dollar during the quarter. Our total indebtness decreased 15% versus 2016, strengthening the capital structure of the Ecopetrol Business Group and the Gross Debt/EBITDA ratio is 2.1x.
b)	Increased taxes payable (+COP 437 billion), largely due to higher taxes on earnings resulting from the positive result during the quarter, which was partially offset by the payment of the final installment of the wealth tax.
c)	Increased deferred income tax liability (+COP 331 billion) caused by the differences in calculating the income provision between the fiscal and accounting principles.
d)	Increased provisions for employee benefits (+COP 222 billion) due to the provision of social benefits liabilities resulting from the wage increase.
e)	Other changes in liabilities (+COP 164 billion).

The increase in net equity corresponds to the combined effect of: i) higher quarterly earnings, ii) profit from the exchange rate spread on cash flow and net investment hedges, and iii) partially offset by a loss during the quarter on the conversion of assets and liabilities of subsidiaries operating with a functional currency other than the Colombian peso.

7.	Results by Business Segment

Table 9: Profit and Loss Statement – By quarterly segment

A	B	C	D	E	F	G	H	I	J	K
	E&P		Refining&Petrochem.		Transport.& Logistics		Eliminations		Ecopetrol Consolidated
COP Billion	3Q 2017	3Q 2016	3Q 2017	3Q 2016	3Q 2017	3Q 2016	3Q 2017	3Q 2016	3Q 2017	3Q 2016
Sales	8,656	6,875	6,841	6,884	2,763	2,430	(4,935)	(4,006)	13,325	12,183
DD&A Costs	1,624	1,457	295	361	265	249	-	-	2,184	2,067
Variable Costs	2,836	2,056	5,582	5,879	180	170	(3,930)	(3,405)	4,668	4,700
Fixed Costs	2,141	1,767	382	343	352	404	(950)	(543)	1,925	1,971
Cost of Sales	6,601	5,280	6,259	6,583	797	823	(4,880)	(3,948)	8,777	8,738
Gross profit	2,055	1,595	582	301	1,966	1,607	(55)	(58)	4,548	3,445
Operating Expenses	764	372	378	449	138	157	(55)	(73)	1,225	905
Operating Profit (Loss)	1,291	1,223	204	(148)	1,828	1,450	-	15	3,323	2,540
Financial Income (Loss)	(456)	(618)	(226)	(160)	(125)	(107)	-	(17)	(807)	(902)
Share of profit of companies	15	42	3	3	(14)	-	-	-	4	45
Net Income (Loss) Before Income Tax	850	647	(19)	(305)	1,689	1,343	-	(2)	2,520	1,683
Provision for Income Tax	(545)	(375)	(96)	(188)	(655)	(675)	-	1	(1,296)	(1,237)
Net Income (Loss) Consolidated	305	272	(115)	(493)	1,034	668	-	(1)	1,224	446
Non-controlling interests	-	-	-	2	(221)	(219)	-	-	(221)	(217)
Net income (Loss) attributable to owners of Ecopetrol	305	272	(115)	(491)	813	449	-	(1)	1,003	229

EBITDA	3,085	2,816	664	324	2,104	1,729	(1)	17	5,852	4,886
EBITDA Margin	35.6%	41.0%	9.7%	4.7%	76.1%	71.2%	0.0%	-0.4%	43.9%	40.1%

9

Table 10: Profit and Loss Statement – By year-to-date segment

A	B	C	D	E	F	G	H	I	J	K
	E&P		Refining & Petrochem.		Transportation & Logistics		Eliminations		Ecopetrol Consolidated
COP Billion	Jan-Sep 17	Jan-Sep 16	Jan-Sep 17	Jan-Sep 16	Jan-Sep 17	Jan-Sep 16	Jan-Sep 17	Jan-Sep 16	Jan-Sep 17	Jan-Sep 16
Sales	25,265	19,238	20,461	18,101	7,805	8,130	(13,684)	(11,050)	39,847	34,419
DD&A Costs	4,677	3,913	818	856	812	728	-	-	6,307	5,497
Variable Costs	8,905	7,476	17,097	14,794	445	339	(11,145)	(8,555)	15,302	14,054
Fixed Costs	5,594	4,924	1,189	996	1,114	1,382	(2,358)	(2,321)	5,539	4,981
Cost of Sales	19,176	16,313	19,104	16,646	2,371	2,449	(13,503)	(10,876)	27,148	24,532
Gross profit	6,089	2,925	1,357	1,455	5,434	5,681	(181)	(174)	12,699	9,887
Operating Expenses	1,500	1,640	1,130	1,390	362	462	(182)	(225)	2,810	3,267
Operating Profit (Loss)	4,589	1,285	227	65	5,072	5,219	1	51	9,889	6,620
Financial Income (Loss)	(977)	(627)	(690)	(497)	(293)	(216)	(2)	(64)	(1,962)	(1,404)
Share of profit of companies	76	-	14	15	(32)	(1)	-	-	58	14
Net Income (Loss) Before Income Tax	3,688	658	(449)	(417)	4,747	5,002	(1)	(13)	7,985	5,230
Provision for Income Tax	(1,952)	(428)	(296)	(556)	(1,958)	(2,200)	-	-	(4,206)	(3,184)
Net Income (Loss) Consolidated	1,736	230	(745)	(973)	2,789	2,802	(1)	(13)	3,779	2,046
Non-controlling interests	-	-	1	5	(586)	(672)	-	-	(585)	(667)
Net income (Loss) attributable to owners of Ecopetrol	1,736	230	(744)	(968)	2,203	2,130	(1)	(13)	3,194	1,379

EBITDA	9,783	5,773	1,516	1,529	5,998	6,192	(1)	51	17,296	13,545
EBITDA Margin	38.7%	30.0%	7.4%	8.4%	76.8%	76.2%	0.0%	-0.5%	43.4%	39.4%

A.	Exploration and Production

Table 11: Profit and Loss Statement – Exploration and Production

A	B	C	D	E	F	G	H	I
COP Billion	3Q 2017	3Q 2016	Cambio $	Cambio %	Jan-Sep 17	Jan-Sep 16	Cambio $	Cambio %
Total Sales	8,656	6,875	1,781	25.9%	25,265	19,238	6,027	31.3%
DD&A Costs	1,624	1,457	167	11.5%	4,677	3,913	764	19.5%
Variable Costs	2,836	2,056	780	37.9%	8,905	7,476	1,429	19.1%
Fixed Costs	2,141	1,767	374	21.2%	5,594	4,924	670	13.6%
Cost of Sales	6,601	5,280	1,321	25.0%	19,176	16,313	2,863	17.6%
Gross Profits	2,055	1,595	460	28.8%	6,089	2,925	3,164	108.2%
Operating Expenses	764	372	392	105.4%	1,500	1,640	(140)	(8.5)%
Operating Income	1,291	1,223	68	5.6%	4,589	1,285	3,304	257.1%
Financial Income (Loss)	(456)	(618)	162	(26.2)%	(977)	(627)	(350)	55.8%
Share of Profit of Companies	15	42	(27)	(64.3)%	76	-	76	0.0%
Net Income (Loss) Before Income Tax	850	647	203	31.4%	3,688	658	3,030	460.5%
Provision for Income Tax	(545)	(375)	(170)	45.3%	(1,952)	(428)	(1,524)	356.1%
Net Income Consolidated	305	272	33	12.1%	1,736	230	1,506	654.8%
Non-Controlling Interests	-	-	-	0	-	-	-
Net Income (Attributable to Owners of Ecopetrol)	305	272	33	12.1%	1,736	230	1,506	654.8%

EBITDA	3,085	2,816	269	9.6%	9,783	5,773	4,010	69.5%
EBITDA Margin	35.6%	41.0%	(5.3)%		38.7%	30.0%	8.7%

Exploration

The 2017 exploratory campaign has seen seven wells drilled and completed, six of which were exploratory (Purple Angel-1, Gorgon-1, Siluro-1, Warrior-2, Bonifacio-1 and Brama-1), and one advanced (Bullerengue Sur-3). Tests were also performed on the Boranda-1 well (drilled in 2016 and suspended at year-end), with satisfactory results.

During the year we achieved the following results:

- Successful: Purple Angel-1 (operator Anadarko (50%), Ecopetrol (50%)), Gorgon-1 (operator Anadarko (50%) and Ecopetrol (50%)) and Boranda-1 (operator Parex (50%) and Ecopetrol (50%)).

- Abandoned: Siluro-1 (operator Repsol-50%, Ecopetrol-50%), Brama-1 (operator Petrobras (40%), Ecopetrol (30%), Repsol (20%) and Statoil (10%)) and Bullerengue Sur-3 (operator Lewis (50%) and Hocol (50%)).

-Discovered non-commercial: Warrior-2 (operator Anadarko (70%), Ecopetrol (30%))

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- Evaluation: Bonifacio-1 (Hocol 100%)

In the third quarter of 2017, two 2D seismic programs were completed (SN-8 and SN-18), drilling activities were initiated at three wells (Molusco-1, Trogón-1, and Lunera-1) and one well was re-entered (Coyote-1).

- Molusco-1: (block RC-9) Located in the Colombian Caribbean offshore, drilling initiated in September, representing one of the most important milestones in Ecopetrol’s history, as the first offshore exploratory well we have drilled directly as operators (Ecopetrol Costa Afuera - ECAS (50%) and ONGC (50%).

- Trogón-1: (block CPO-9) drilling initiated in September in the Colombian offshore with the goal of confirming the hydrocarbon potential of the Akacias (2013) and Nueva Esperanza (2014) discoveries. The well is operated by Ecopetrol (55%) and Repsol (45%).

- Lunera-1: (block VSM-9) drilling initiated in August, it is operated by Hocol (100%). Located on the Colombia onshore.

- Coyote-1: (block De Mares) Re-entry was performed and initial tests and blasting activities are currently being carried out with hydraulic stimulation. It is operated by Parex (50%) and Ecopetrol (50%).

Seven onshore wells are planned for drilling in the fourth quarter: Infantas Oriente-1, Venganza-45H, Landero-1, Pollera-1, Lorito-1, Búfalo-1 and Godric Norte-1.

Internationally, after confirming the presence of hydrocarbons with the drilling of the Warrior-2 well (operated by Anadarko (70%) and Ecopetrol (30%) in the Green Canyon area of the Gulf of Mexico - United States), a side track was executed to determine the extent of the deposit. It confirmed the presence of hydrocarbons in the Miocene sands; however, a disconnection was detected in the reservoirs between the original well and the side track. At this time we are continuing to assess the well’s results and the estimated volumes associated with the discovery of the Warrior project. The well was plugged and abandoned.

On September 26, contracts were signed in Mexico City for the Area 6 and Area 8 blocks awarded last June to Ecopetrol S.A. together with its partners Pemex and Petronas, to explore and produce hydrocarbons in Mexico’s shallow waters under Tender CNH-R02-L01/2016. Ecopetrol’s share in each block is 50%.

In Brazil the company is planning to acquire a 3D seismic program in the Foz de Amazonas basin, and Ecopetrol S.A.’s participation in Round 3 is being evaluated. In the United States we are awaiting the results of Lease Sale 249.

These international activities form part of the strategy to strengthen and diversify foreign exploration, and address the goal we have established, to position Ecopetrol as a Pan-American company.

11

Production

Table 12: Gross Production* - Ecopetrol Business Group

A	B	C	D	E	F	G
mboed	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Crude Oil	545.1	557.5	(2.2%)	545.1	552.9	(1.4%)
Natural Gas	110.5	114.3	(3.3%)	110.3	116.7	(5.5%)
Total Ecopetrol S.A.	655.6	671.8	(2.4%)	655.4	669.6	(2.1%)

Crude Oil	21.9	19.0	15.3%	22.1	17.9	23.5%
Natural Gas	5.1	0.7	628.6%	5.0	0.7	614.3%
Total Hocol	27.0	19.7	37.1%	27.1	18.6	45.7%

Crude Oil	10.0	12.2	(18.0%)	11.0	12.5	(12.0%)
Natural Gas	4.9	4.7	4.3%	4.6	7.1	(35.2%)
Total Equion**	14.9	16.9	(11.8%)	15.6	19.6	(20.4%)

Crude Oil	4.5	4.1	9.8%	4.4	4.2	4.8%
Natural Gas	0.7	1.3	(46.2%)	0.6	1.2	(50.0%)
Total Savia**	5.2	5.4	(3.7%)	5.0	5.4	(7.4%)

Crude Oil	9.7	7.3	32.9%	9.4	4.2	123.8%
Natural Gas	2.1	1.5	40.0%	2.1	0.9	133.3%
Total Ecopetrol America	11.8	8.8	34.1%	11.5	5.1	125.5%

Crude Oil	591.2	600.1	(1.5%)	592.0	591.7	0.1%
Natural Gas	123.3	122.5	0.7%	122.6	126.6	(3.2%)
Total Group's Production	715	723	(1.1%)	715	718	(0.5%)

* Gross production includes royalties and is prorated for Ecopetrol’s share in each company.

** Equión and Savia are included through the equity method.

Note: Gas production includes white products.

In the third quarter of 2017, the Business Group’s production was 714.5 mboed, in line with the production goal for the entire year.

It is worth noting that the company has maintained its production levels in the face of a sustained reduction in drilling costs, allowing for continuous development of our activities in fields such as Castilla and Rubiales, while keeping production constant. These reductions have improved time by up to 46%, yielding a decline of over 50% in the current cost per foot drilled versus 2014, and demonstrating that reductions are resilient to price increases, as evidenced in recent months.

It is also important to emphasize the company’s efforts to support current production levels by executing additional workovers through OPEX, thus slowing the decline in several of our fields without need for new investment. This additional execution has been possible partially as a result of structural efficiencies obtained in our operating expenses, where a significant component of savings is due to the decline in the Failure Index for well lifting systems. This index, which measures the frequency by which we have to replace a well’s lifting system, has declined between 9.2% and 22% since 2015, regardless of the lifting system used.

Production by subsidiaries and joint ventures has also contributed to keeping production at 715 mboed due to growth of 15.9% versus the same period in 2016. This is largely due to the launch of activity at the gas treatment plant for Hocol’s Bonga-Mamey fields, and the transfer to that company of interests in fields such as Espinal, Rio Saldaña and Pulí, which Ecopetrol S.A. has carried out. Ecopetrol America has also increased since the commissioning of Gunflint in 2016.

Finally, it is important to note that, as in the previous quarter, the Bicentenario transport system’s reversal strategy has mitigated the effects of the attacks on the Caño Limón - Coveñas oil pipeline, preventing the closure of the Caño Limón field.

Plans to increase the Recovery Factor:

The recovery program is continuing to mature toward an expansion phase for pilot wells that have successfully completed the analysis stage. Approximately 13% of current production comes from fields that use some type of secondary or tertiary recovery technology, while 87% of production is associated with fields with primary development. The purpose of the program, therefore, is to achieve, the expansion of new recovery technology, in order to improve the production of other fields.

12

One example of the above is the case of one of our principal fields, Chichimene, which this year completes its pilot phase for the testing of the water injection technology, advancing to the expansion phase in 2018, with a view to replicating the good results obtained at the pilot, for the entire deposit.

Another expansion currently in development is the tertiary recovery project with overlapping crosslinked polymers technology in the Dina K field. At this time, we are working on detail engineering and the purchase and contracting processes for executing the expansion, moving on to well drilling in 4Q of this year. We are simultaneously continuing to structure other water injection expansion projects in fields with pilots that have already seen positive contributions to production, such as Llanito, Galán, Castilla and Apiay-Suria, as well as an improved water injection project in the Yariguí field.

This portfolio of possible future expansions will continue to be strengthened by the results of new evaluation pilots, as in the case of the 13 pilot wells currently operating. Thus, it is important to note the 2017 completion of the analysis phase of the Palogrande CEOR, Casabe CEOR and Dina-T WF pilots, as well as the Chichimene WF pilot mentioned above. The company is also continuing its work to launch the air injection pilot, also at Chichimene, where we expect to commence the injection phase this year-end.

Finally, it is important to note that due to the recovery results the company has been obtaining, the International Energy Agency (IEA) has tapped Ecopetrol as a member of the management group for recovery, which this agency administers. This recognition offers Ecopetrol the opportunity to continue moving forward in the application of recovery technologies, by learning from the experiences of other countries.

Table 13: Lifting Cost - Ecopetrol Business Group

A	B	C	D	E	F	G	H	I	J
USD/Bl	3Q 2017	3Q 2016	% Var	Explanation	Jan-Sep 17	Jan-Sep 16	% Var	Explanation	% USD
Lifting cost	7.80	7.25	7.6%	• Volume (-USD 0.10/Bl): Higher production of Hocol and Ecopetrol America • Cost (+USD 0.73/Bl): Higher cost of Ecopetrol, Hocol and Ecopetrol America.	7.27	5.79	25.6%	• Volume (+USD 0.04/Bl): Lower production levels of Ecopetrol. • Cost (+USD 1.15/Bl): Higher cost of Ecopetrol, Hocol and Ecopetrol America.	16.0%

TRM	2,976.3	2,946.3	1.0%	• Exchange rate (-USD 0.08/Bl): Lower cost due to the higher COP +30,01 / USD.	2,939.6	3,062.9	-4.0%	• Exchange rate (+USD 0.29/Bl): Higher cost due to lower exchange rate of COP -123.27/USD.

The observed increase in lifting costs between 2016 and 2017 is largely be explained by:

a)	Higher costs incurred at the Rubiales field where, in the first half of 2016, we were operating under our joint venture (58% ECP and 42% PRE) and thereafter assumed sole control.
b)	Higher costs incurred in maintaining the subsoil, by increasing the number and complexity of well interventions and services, which has succeeded in keeping the basic production curve stable.
c)	Higher costs associated with surface maintenance due to the higher number of surface teams involved, which has succeeded in stabilizing operational reliability and integrity in production operations.
d)	Higher costs associated with fluids treatment due to the increased gas production volumes in fields operated directly and in joint venture.

Table 14: Dilution Cost - Ecopetrol Business Group

A	B	C	D	E	F	G	H	I
USD/Bl	3Q 2017	3Q 2016	% Var	Explanation	Jan-Sep 17	Jan-Sep 16	% Var	Explanation
Dilution cost	3.95	4.03	-2.0%	• Cost (-USD 0,08/Bl): Lower cost in Ecopetrol due to transport initiative for crude oil with higher viscosity at 600 Cst.	3.91	3.95	-1.0%	• Cost (-USD 0,04/Bl): Lower cost in Ecopetrol due to transport initiative for crude oil with higher viscosity at 600 Cst.

13

It is worth mentioning that year-to-date 2017 dilution costs, together with lifting costs, are 60% lower than for all of 2014 and 12% lower than in 2015, reflecting the operational efficiencies we have achieved in recent years and cost reductions through the conversion plan.

Financial results of the Exploration and Production segment

Revenue increased primarily due to: i) higher prices for the crude basket, favored by a better international price spread, ii) lower price differential on the group's crude basket, iii) a slight increase in domestic crude sales volumes, primarily at the Cartagena Refinery and gas to third parties, iv) positive effect of the increase in the average exchange rate on revenues.

The segment’s cost of sales rose as a result of: i) higher crude purchase costs due to the price increase, ii) accumulation of inventories due to attacks on the transport system during 2017, iii) greater activity due to the resumption of field operations, as reflected in higher costs for maintenance, process materials, contracted services and electrical power, iv) higher depreciation and amortization at Ecopetrol S.A. due to lower reserves incorporated in 2016 versus 2015 and at Ecopetrol America Inc., due to the commissioning of the Gunflint field in August 2016, and v) higher transport costs as a result of the implementation of alternate extraction schemes due to the attacks on the Caño Limón system.

Operating expenses increased primarily as a result of increased exploratory expenses, which in turn resulted from greater recognition of the wells Warrior 2, Venus 2, Guaniz 1, Cusuco 1 and Pastinaca 1.

Net financial income recovered, largely due to: i) higher financial returns on the segment’s cash surpluses, ii) lower interest expense on loans due to a reduced interest rate on local debt indexed to the CPI and early debt prepayments in October 2016 and June 2017, iii) lower expenses resulting from the exchange rate difference due to the segment’s lower dollar asset position as a result of the peso’s appreciation against the dollar based on the period end exchange rate.

B.	Midstream

Table 15: Profit and Loss Statement – Midstream

A	B	C	D	E	F	G	H	I
COP Billion	3Q 2017	3Q 2016	∆ ($)	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ ($)	∆ (%)
Sales	2,763	2,430	333	13.7%	7,805	8,130	(325)	(4.0)%
DD&A Costs	265	249	16	6.4%	812	728	84	11.5%
Variable Costs	180	170	10	5.9%	445	339	106	31.3%
Fixed Costs	352	404	(52)	(12.9)%	1,114	1,382	(268)	(19.4)%
Cost of Sales	797	823	(26)	(3.2)%	2,371	2,449	(78)	(3.2)%
Gross Profits	1,966	1,607	359	22.3%	5,434	5,681	(247)	(4.3)%
Operating Expenses	138	157	(19)	(12.1)%	362	462	(100)	(21.6)%
Operating Income	1,828	1,450	378	26.1%	5,072	5,219	(147)	(2.8)%
Financial Income (Loss)	(125)	(107)	(18)	16.8%	(293)	(216)	(77)	35.6%
Share of Profit of Companies	(14)	-	(14)	0.0%	(32)	(1)	(31)	3,100.0%
Net Income (Loss) Before Income Tax	1,689	1,343	346	25.8%	4,747	5,002	(255)	(5.1)%
Provision for Income Tax	(655)	(675)	20	(3.0)%	(1,958)	(2,200)	242	(11.0)%
Net Income Consolidated	1,034	668	366	54.8%	2,789	2,802	(13)	(0.5)%
Non-Controlling Interests	(221)	(219)	(2)	0.9%	(586)	(672)	86	(12.8)%
Net Income (Attributable to Owners of Ecopetrol)	813	449	364	81.1%	2,203	2,130	73	3.4%

EBITDA	2,104	1,729	375	21.7%	5,998	6,192	(194)	(3.1)%
EBITDA Margin	76.1%	71.2%	5.0%		76.8%	76.2%	0.7%

14

Progress on Key Projects

San Fernando – Monterrey: Progress is continuing in the commissioning and startup of the San Fernando crude and naphtha station. It is projected to initiate operations before the close of 2017.

Higher viscosity crude transport initiative: In the third quarter of 2017 crude was transported on the systems of Cenit and its subsidiaries at viscosities of 600cSt.

Table 16: Volumes Transported – Ecopetrol Business Group

A	B	C	D	E	F	G
mbod	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Crude	826.0	810.6	1.9%	819.2	876.6	(6.5)%
Refined Products	263.3	265.6	(0.9)%	267.5	262.0	2.1%
Total	1,089.3	1,076.2	1.2%	1,086.7	1,138.6	(4.6)%

In the year’s third quarter, better results were posted on volumes transported as a result of the Bicentenario oil pipeline’s operations in the Banadía - Araguaney direction, which guaranteed crude transport from Caño Limón. Year to date, the first nine months of the year saw lower volumes transported, primarily due to the country’s lower production. Of the total transported by oil pipeline, approximately 66% corresponded to product owned by Ecopetrol.

Meanwhile, total volume of transported refined products year-to-date as of the third quarter of 2017 increased as compared to the same period of 2016, due primarily to the elimination of some operating restrictions on the Pozos Colorados - Galán polyduct, yielding a rise in capacity from 110 mbd to 119 mbd. Approximately 18% of volumes transported by polyduct corresponded to diluents for Ecopetrol’s use.

Table 17: Cost per Barrel Transported - Ecopetrol Business Group

A	B	C	D	E	F	G	H	I	J
USD/Bl	3Q 2017	3Q 2016	% Var	Explanation	Jan-Sep 17	Jan-Sep 16	% Var	Explanation	% USD
Transportation cost	3.43	3.46	-0.9%	•Volume (-USD 0.10/Bl): Higher volumes transported due to Bicentenario contingency operation. • Cost (+USD 0.10/Bl): Higher maitenance activity.	3.50	3.58	-2.2%	•Volume (+USD 0.19/Bl): Lower volumes transported due to lower production levels. • Cost (-USD 0.42/Bl): Lower operational maitenance costs.	8.0%

TRM	2,976.3	2,946.3	1.0%	•Exchange rate (-USD 0.03/Bl): Higher exchange rate of COP 30,01/USD.	2,939.6	3,062.9	-4.0%	•Exchange rate (+USD 0.15/Bl): Lower exchange rate of COP 123.27/USD.

Financial income of the Midstream Segment

Revenue rose due to higher volumes carried on the Ocensa, Araguaney-Monterrey and Bicentenario systems, as a result of the pipeline’s two-way capacity after the closure of the Caño Limón pipeline.

Cost of sales declined as a net result of: i) continuation of the program to optimize operational and maintenance costs, ii) higher variable costs due to greater consumption of process materials and energy associated with the transport of heavier crudes and the startup of the P135 project at Ocensa.

In the third quarter of 2017, the results were impacted by approximately COP 29 billion due to infrastructure attacks. This includes the repair of transport systems, removal of illicit connections, resumption of the operation of the pipelines and decontamination of areas.

15

Operating expenses declined due to the implementation of synergies associated with the startup of the new operating and maintenance model at the segment subsidiaries.

Net financial income posted a higher interest expense, since due to the commissioning of the P135 project interest expense goes from capitalizing to be carried to current spending, which was partially offset by a lower expense as a result of the exchange rate differential given the segment’s active asset position.

C.	Downstream

Table 18: Profit and Loss Statement - Downstream

A	B	C	D	E	F	G	H	I
COP Billion	3Q 2017	3Q 2016	∆ ($)	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ ($)	∆ (%)
Total Sales	6,841	6,884	(43)	(0.6)%	20,461	18,101	2,360	13.0%
DD&A Costs	295	361	(66)	(18.3)%	818	856	(38)	(4.4)%
Variable Costs	5,582	5,879	(297)	(5.1)%	17,097	14,794	2,303	15.6%
Fixed Costs	382	343	39	11.4%	1,189	996	193	19.4%
Cost of Sales	6,259	6,583	(324)	(4.9)%	19,104	16,646	2,458	14.8%
Gross Profits	582	301	281	93.4%	1,357	1,455	(98)	(6.7)%
Operating Expenses	378	449	(71)	(15.8)%	1,130	1,390	(260)	(18.7)%
Operating Income	204	(148)	352	(237.8)%	227	65	162	249.2%
Financial Income (Loss)	(226)	(160)	(66)	41.3%	(690)	(497)	(193)	38.8%
Share of Profit of Companies	3	3	-	0.0%	14	15	(1)	(6.7)%
Net Income (Loss) Before Income Tax	(19)	(305)	286	(93.8)%	(449)	(417)	(32)	7.7%
Provision for Income Tax	(96)	(188)	92	(48.9)%	(296)	(556)	260	(46.8)%
Net Income Consolidated	(115)	(493)	378	(76.7)%	(745)	(973)	228	(23.4)%
Non-Controlling Interests	-	2	(2)	-1	1	5	(4)	(80.0)%
Net Income (Attributable to Owners of Ecopetrol)	(115)	(491)	376	(76.6)%	(744)	(968)	224	(23.1)%

EBITDA	664	324	340	104.9%	1,516	1,529	(13)	(0.9)%
EBITDA Margin	9.7%	4.7%	5.0%		7.4%	8.4%	(1.0)%

Cartagena Refinery

The Cartagena Refinery achieved average sales of 142.1 mbd at the close of the third quarter, 78.4 mbd of which corresponded to domestic sales and 63.7 mbd to exports. Sales represented revenue of USD 767 million for the third quarter of 2017, up 6% versus the second quarter of the same year, and 23% compared to the third quarter of 2016.

To date, an average of 76.9 mbd of crude has been imported and 58.1 mbd has been purchased on the domestic market, supplied entirely by Ecopetrol. Thus, the refinery load was met using some 44% domestic crude and 56% imported crude.

The third quarter saw an average load of 136 mbd with a year-to-date average for the year of 132 mbd, exceeding the year-to-date load by 17% over the same period in 2016, which was 113 mbd.

In terms of gross refining margin, the refinery’s margin rose from an average of USD 4.3/bl year-to-date at September 2016 to USD 8.3/bl during the same period of 2017, up 93%. The margin for the third quarter of 2017 was up 42% versus the same period in 2016, from USD 7.3/bl to USD 10.3/bl, representing progress in stabilizing its units, which is also reflected in a higher use factor and higher production of valuable products (diesel and gasoline).

During the last quarter of 2017, the refinery’s global performance test will initiate, which will represent the closure of the stabilization phase.

16

Barrancabermeja Refinery

Table 19: Load, Use Factor and Production - Barrancabermeja Refinery

A	B	C	D	E	F	G
	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Refinery runs* (mbod)	200.6	213.4	(6.0)%	208.6	214.6	(2.8)%
Utilization factor (%)	77.7%	74.4%	4.4%	79.6%	75.4%	5.6%
Production (mboed)	202.3	213.8	(5.4)%	207.0	215.1	(3.8)%

* Corresponds to volumes actually loaded, not those received

Load and production declined in the third quarter of 2017 versus the same quarter of 2016, due to lower availability of light and intermediate crudes, and scheduled general maintenance of the crude unit carried out in August and September 2017.

Table 20: Refining Margin – Barrancabermeja Refinery

A	B	C	D	E	F	G
USD/Bl	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Refining Margin	14.6	13.4	9.0%	14.1	13.7	2.9%

When comparing the third quarters of 2017 and 2016, we note an increase in refining margin, due largely to: i) positive performance of international margins for product prices versus crude prices, and ii) higher returns from diesel, as a result of the sustainability of operational changes that have afforded greater value to various refinery flows, such as light-cycle oil (LCO) and fuel oil.

Table 21: Cash Cost of refining (does not include the Cartagena Refinery) - Ecopetrol Business Group

A	B	C	D	E	F	G	H	I	J
USD/Bl	3Q 2017	3Q 2016	% Var	Explanation	Jan-Sep 17	Jan-Sep 16	% Var	Explanation	% USD
Refining operating cash cost	4.74	4.51	5.1%	•Volume (+USD 0,25 /B ): lower availability in light and medium crude oils • Cost (+USD 0,03 /B ): Higher operational and maintenance costs due to change in refining through-put mix	4.71	4.11	14.6%	•Volumen (+USD 0,21 /B ): lower availability in light and medium crude oils • Cost (+USD 0,20 /B ): Higher operational and maintenance costs due to change in refining through-put mix	19.0%

TRM	2,976.3	2,946.3	1.0%	•Exchange Rate (-USD 0,05 /B ): Lower cost due to higher COP +30 ,01/USD	2,939.6	3,062.9	-4.0%	•Exchange rate (+USD 0,19/Bl): Higher cost due to lower exchange rate of COP 123,27/ USD

Financial results of the Downstream Segment

Revenue for the third quarter of 2017 was down slightly, due to: i) lesser availability of products for export offset by: ii) higher product sale prices, in line with the performance of international prices, iii) higher returns on valuable products (diesel and gasolines) at the Barrancabermeja and Cartagena refineries, and iv) positive effect of the exchange rate appreciation on revenues.

Cost of sales declined primarily as a result of: i) a decline in imported products, given the stabilization of the Cartagena refinery’s operations, and ii) lower costs for operating materials and contracted services due to the stabilization process of the Cartagena refinery and the positive performance of the Barrancabermeja refinery.

With the stabilization of the Cartagena Refinery, the production of diesel and gasoline is increased to supply the local market, thus decreasing the import of products.

17

Operating expenses declined due primarily to lower expenses for startup studies and stabilization of the Cartagena refinery.

We note the segment’s positive operating performance for the quarter, leveraged by the Cartagena and Barrancabermeja refineries, posting higher EBITDA versus the same quarter of the previous year.

Net financial income saw higher expenses, explained largely by higher interest expense due to the effect of the increase in the average COP/USD exchange rate on interest associated with our foreign currency debt.

8.	Result of Cost- and Expense-Reduction Initiatives

Continuing with the savings plan established by the Company, for 2017 an overall goal of COP 740 billion in savings was set. This goal, leveraged on managing the Upstream, Downstream and Midstream segments, Sales Management and Procurement and Services, accumulated structural efficiencies totaling COP 1.41 trillion as of the third quarter, representing 190% of the 2017 goal.

Efficiencies corresponding to the third quarter totaled COP 794 billion, comprising the following:

Table 22: Principal structural savings initiatives in 2017

A	B	C
COP Billion	3Q 2017	3Q 2016
Lower deferred production	204	204
Heavy crude oil dilution	159	264
Optimization of drilling and facilities construction	100	239
Optimization of lifting cost	90	162
Higher revenues and margins at refineries	82	265
Optimization of O&M Upstream cost	67	103
Improved commercial strategy	43	62
Savings on staff areas, maintenance of facilities and other	32	91
Optimization of refinerie cash cost	17	23
Total	794	1,413

9.	Investments

Investments at the close of 2017 totaled USD 1,399 million (69% in Ecopetrol S.A. and 31% in affiliates and subsidiaries).

Table 23: Investments by segment - Ecopetrol Business Group

A	B	C	D	E
Jan-Sep 17 - USD million	Ecopetrol S.A.	Affiliates and Subsidiaries	Total	Share
Production	793.8	91.3	885.2	63.3%
Refining, Petrochemicals and Biofuels	43.9	95.9	139.7	10.0%
Exploration	129.5	125.3	254.8	18.2%
Transportation	2.1	115.0	117.1	8.4%
Corporate	2.6	0.0	2.6	0.2%
Total	971.9	427.5	1,399.4	100.0%

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Production (63% of investments): Investments were concentrated in the development of drilling campaigns for the Castilla, Rubiales, La Cira Infantas and Quifa fields. Additionally, investments in the development subsidiaries, totaling USD 91 million, are concentrated primarily in the Hocol and Equion development campaigns.

Exploration (18% of investments): Investments correspond to activities carried out in the Colombian offshore (wells Gorgón-1, Purple Angel-1, Siluro-1 and Brama-1), and in the Gulf of Mexico through the Ecopetrol America subsidiary, with the Warrior-2 well. Pre-drilling activities have also been carried out for social viability in the Colombian onshore. Hocol achieved significant progress in two of its seismic programs located in the Lower Magdalena Valley.

Refining, Petrochemicals and Bio-fuels (10% of investments): Most investments are concentrated on the closure of the Bioenergy project (USD 66 million), following maintenance of the Barrancabermeja refinery (USD 44 million) and the Cartagena refinery (USD 16 million).

Transport (9% of investments): The largest investments are in Cenit (USD 87 million) and Ocensa (USD 22 million) and the main projects of which are the operational continuity at the oil pipeline and polyduct diversions, the western fire-fighting systems, and the expansion of Ocensa P135.

II.	Organizational Consolidation and Corporate Responsibility (Ecopetrol S.A.)

1.	Organizational Consolidation

Table 24: HSE (Health, Safety and the Environment) Performance

A	B	C	D	E
HSE Index*	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16
Total Recordable Injury Frequency (Recordable Cases per million labor hours)	0.61	1.00	0.61	0.98
Environmental Incidents	2	4	11	6

*The results of the indicators are subject to subsequent change at the close of the quarter, as some accidents and incidents are reclassified according to the final results of the investigations.

Relevant milestones:

We continue to strengthen security as a pillar of our operations, the accident rate TRIF so far this year is at 0.61 accidents per million man-hour an improvement of 38% compared to the same period last year.

With the aim of aligning our practices with the world standard, we obtained OHSAS 18001 (safety and health at work) and ISO 14001 (environmental management), which will allow us to demonstrate high standards in terms of HSE and enhance its market competitiveness. The certification will be delivered at the end of November.

2.	Corporate Responsibility

Social Investment:

In the third quarter of 2017 we invested funds in social investment projects totaling COP 2,033 billion. Funds in 2017 have been allocated to education, culture and institutional strengthening programs. The year-to-date figure as of September 2017 is COP 6,650 billion.

Strategy Update:

Ecopetrol initiated an update of its Corporate Responsibility strategy, by which it seeks to contribute to promoting responsible, sound, clean, safe and transparent business management.

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The strategy applies to the seven interest groups currently defined by Ecopetrol, and includes the following lines of work: i) identification of interest groups and definition of Corporate Responsibility objectives; ii) definition of Corporate Responsibility attributes; iii) Perception study and analysis of expectations of interest groups; iv) practices, standards and initiatives; v) verification of the Corporate Responsibility strategy and vi) communications and reporting.

Ecopetrol continues to work with Group companies on matters involving Corporate Responsibility, with a view to uniting and articulating efforts to promote sustainable business management.

III.	Presentations on Quarterly Results

Ecopetrol’s management will offer two online presentations to review third-quarter 2017 results:

Spanish	English
November 8, 2017	November 8, 2017
8:00 a.m. Bogotá	9:30 a.m. Bogotá
8:00 a.m. New York	9:30 a.m. New York

The Internet stream will be available on the Ecopetrol website: www.ecopetrol.com.co

Please verify that your browser allows for normal display of the online presentation. We recommend the latest versions of Explorer, Google Chrome and Mozilla Firefox.

Declarations of future projections:

This press release may contain future projections relating to business prospects, estimates of operating and financial income, and Ecopetrol’s growth. Being projections, they are based solely on management’s expectations of the company’s future and its ongoing access to capital to finance the company’s business plan. These future statements are basically subject to changes in market conditions, government regulations, competitive pressures, the performance of the Colombian economy and industry, and other factors; therefore, they are subject to change without prior notice.

Contact Information:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190 - Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329 - Email: mauricio.tellez@ecopetrol.com.co

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IV.	Appendices, Ecopetrol Business Group

Table 1: Gross Production by Region - Net share of Ecopetrol Business Group

A	B	C	D	E	F	G
mboed	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
La Cira-Infantas	22.9	18.9	21.2%	22.1	18.9	16.9%
Casabe	15.6	17.3	(9.8)%	16.1	18.3	(12.0)%
Yarigui	14.9	16.7	(10.8)%	15.4	17.6	(12.5)%
Other	29.5	29.5	0.0%	30.5	32.6	(6.4)%
Total Central Region	82.9	82.4	0.6%	84.1	87.4	(3.8)%

Castilla	113.3	118.1	(4.1)%	114.2	123.2	(7.3)%
Chichimene	71.1	72.7	(2.2)%	70.8	74.9	(5.5)%
Cupiagua	30.8	38.4	(19.8)%	35.9	41.2	(12.9)%
Cusiana (2)	39.7	38.6	2.8%	36.7	13.0	N/A
Other (3)	24.7	15.1	63.6%	20.6	16.7	23.4%
Total Orinoquía Region	279.6	282.9	(1.2)%	278.2	269.0	3.4%

Huila Area (4)	3.3	7.8	(57.7)%	3.3	8.2	(59.8)%
San Francisco Area	6.2	6.3	(1.6)%	6.3	6.7	(6.0)%
Tello Area	3.9	4.7	(17.0)%	4.2	4.8	(12.5)%
Other	12.8	10.0	28.0%	12.5	9.4	33.0%
Total South Region	26.2	28.8	(9.0)%	26.3	29.1	(9.6)%

Rubiales (1)	120.1	127.1	(5.5)%	117.9	42.7	N/A
Caño Sur (3)	1.3	0.1	1,200.0%	1.3	0.0	N/A
Total East Region	121.4	127.2	0.0	119.2	42.7	N/A

Rubiales (1)	0.0	0.0	0.0%	0.0	55.3	(100.0)%
Cusiana (2)	0.0	0.0	0.0%	0.0	20.0	(100.0)%
Guajira	26.9	32.1	(16.2)%	27.0	34.6	(22.0)%
Caño Limón	22.8	15.8	44.3%	21.9	23.3	(6.0)%
Piedemonte	29.0	30.2	(4.0)%	29.0	30.6	(5.2)%
Quifa	18.2	18.9	(3.7)%	18.9	20.4	(7.4)%
Nare	13.1	15.7	(16.6)%	13.5	16.3	(17.2)%
Other	35.5	37.8	(6.1)%	37.3	40.9	(8.8)%
Total Associated Operations	145.5	150.5	(3.3)%	147.6	241.4	(38.9)%

Total Ecopetrol S.A.	655.6	671.8	(2.4)%	655.4	669.6	(2.1)%

Direct Operation	512.3	523.8	(2.2)%	510.4	431.3	18.3%
Associated Operation	143.3	148.0	(3.2)%	145.0	238.3	(39.2)%

Ocelote (**)	13.8	12.0	15.1%	14.0	11.2	24.9%
Other	13.2	7.7	71.0%	13.1	7.4	77.6%
Total Hocol	27.0	19.7	37.0%	27.1	18.6	45.8%

Piedemonte	14.6	15.3	(4.6)%	14.7	15.5	(5.2)%
Tauramena/Rio Chitamena	0.3	0.4	(25.0)%	0.3	2.9	(89.7)%
Other	0.0	1.2	(100.0)%	0.6	1.2	(50.0)%
Total Equión*	14.9	16.9	(11.8)%	15.6	19.6	(20.4)%

Lobitos	2.5	2.2	13.6%	2.4	2.2	9.1%
Peña Negra	1.9	2.0	(5.0)%	1.8	2.1	(14.3)%
Other	0.8	1.2	(33.3)%	0.8	1.1	(27.3)%
Total Savia*	5.2	5.4	(3.7)%	5.0	5.4	(7.4)%

Dalmatian	1.2	1.4	(14.3)%	1.3	1.6	(16.5)%
K2	2.9	1.9	52.6%	7.7	1.7	344.8%
Gunflint	7.7	5.5	40.0%	2.5	1.8	35.3%
Total Ecopetrol America Inc.	11.8	8.8	34.1%	11.5	5.1	124.0%

Total Affiliates	58.9	50.8	15.9%	59.2	48.7	21.5%

Total Group's Production	714.5	722.6	(1.1)%	714.6	718.4	(0.5)%

*Equión and Savia are not consolidated within the Ecopetrol Business Group

** Ocelote: Since 1Q 2017, production under the Guarrojo agreement, apart from Ocelote, includes the Pintado and Guarrojo fields.

(1) Rubiales: Up to the close of the first half of 2016, this field was under the Office of the Vice President of Assets with Partners. As of July 1, it is under the new Office of the Vice President for the Eastern Region.

(2) Cusiana: Up to the close of the first half of 2016, this field was under the Office of the Vice President of Assets with Partners. As of the second half, it is under the new Office of the Vice President for the Orinoquia Region.

(3) Caño Sur: Up to the close of the first half of 2016, this field was under the Office of the Vice President for the Orinoquia Region. As of the second half, it is under the new Office of the Vice President for the Eastern Region.

(4) Huila: Some assets were reclassified and reported under Other fields of the Southern Region.

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Table 2: Gross Production - Ecopetrol Business Group (By crude type)

A	B	C	D	E	F	G
mbod	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Light	66.5	68.9	(3.5)%	67.3	65.8	2.3%
Medium	172.8	168.0	2.9%	174.1	181.1	(3.9)%
Heavy	351.9	363.2	(3.1)%	350.6	344.8	1.7%
Total	591.2	600.1	(1.5)%	592.0	591.7	0.0%

Table 3: Net Production* - Ecopetrol Business Group**

A	B	C	D	E	F	G
mboed	3Q 2017	3Q 2016	∆ (%)	Jan-Sep 17	Jan-Sep 16	∆ (%)
Crude Oil	503.2	501.0	0.4%	501.5	504.7	(0.6)%
Natural Gas***	104.8	103.3	1.5%	104.3	107.2	(2.7)%
Total	608.0	604.3	0.6%	605.8	611.9	(1.0)%

* Net production does not include royalties and is prorated for Ecopetrol’s share in each company.

** Equión and Savia are included through the equity method.

*** Gas production includes white products.

Table 4: Profit and Loss Statement – Ecopetrol Business Group

A	B	C	D	E
COP Billion	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16
Revenue
Local Sales	6,915	6,049	20,334	18,195
Export Sales	6,410	6,134	19,513	16,224
Total Revenue	13,325	12,183	39,847	34,419
Cost of Sales
Depreciation, Amortization and Depletion	2,184	2,067	6,307	5,497
Variable cost DD&A	1,582	1,402	4,564	3,799
Fixed cost depreciation	602	665	1,743	1,698
Variable Costs	4,668	4,700	15,302	14,054
Imported products	2,722	3,004	9,047	8,654
Purchase of Hydrocarbons	1,662	1,393	4,926	3,605
Hydrocarbon Transportation Services	203	185	565	635
Inventories and others	81	118	764	1,160
Fixed Costs	1,925	1,971	5,539	4,981
Contracted Services	570	569	1,694	1,623
Maintenance	532	636	1,488	1,362
Labor Costs	471	440	1,327	1,099
Other	352	326	1,030	897
Total Cost of Sales	8,777	8,738	27,148	24,532
Gross Income	4,548	3,445	12,699	9,887
Operating Expenses	1,225	905	2,810	3,267
Administration expenses	900	811	2,381	2,832
Exploration and Projects expenses	325	94	429	435
Operating Income	3,323	2,540	9,889	6,620
Finance result, net	(807)	(902)	(1,962)	(1,404)
Foreign exchange, net	(136)	(170)	(151)	830
Interest, net	(514)	(643)	(1,442)	(1,790)
Financial Income/Loss	(157)	(89)	(369)	(444)
Share of profit of companies	4	45	58	14
Income before income tax	2,520	1,683	7,985	5,230
Income Tax	(1,296)	(1,237)	(4,206)	(3,184)
Net Income Consolidated	1,224	446	3,779	2,046
Non-controlling interest	(221)	(217)	(585)	(667)
Net income attributable to Owners of Ecopetrol	1,003	229	3,194	1,379

EBITDA	5,852	4,886	17,296	13,545
EBITDA Margin	43.9%	40.1%	43.4%	39.4%

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Table 5: Statement of Financial Position / Balance Sheet – Ecopetrol Business Group

A	B	C	D
COP Billion	September 30, 2017	June 30, 2017	∆ (%)
Current assets
Cash and cash equivalents	7,852	6,246	25.7%
Trade and other receivables	5,234	4,638	12.9%
Inventories	4,725	4,269	10.7%
Current tax assets	496	777	(36.2)%
Financial assets held for sale	35	56	(37.5)%
Other financial assets	2,715	1,885	44.0%
Other assets	931	1,043	(10.7)%
	21,988	18,914	16.3%
Non-current assets held for sale	87	95	(8.4)%
Total current assets	22,075	19,009	16.1%

Non-current assets
Investments in associates and joint ventures	1,309	1,326	(1.3)%
Trade and other receivables	789	781	1.0%
Property, plant and equipment	59,799	61,274	(2.4)%
Natural and environmental resources	20,769	21,562	(3.7)%
Intangibles	346	253	36.8%
Deferred tax assets	7,352	7,458	(1.4)%
Other financial assets	2,227	2,330	(4.4)%
Other non-current assets	1,602	1,701	(5.8)%
Total non-current assets	94,193	96,685	(2.6)%

Total assets	116,268	115,694	0.5%

Liabilities
Current liabilities
Loans and borrowings	5,115	3,920	30.5%
Trade and other payables	6,069	6,184	(1.9)%
Provision for employees benefits	1,981	1,867	6.1%
Current tax liabilities	1,934	1,497	29.2%
Accrued liabilities and provisions	722	706	2.3%
Other liabilities	331	339	(2.4)%
	16,152	14,513	11.3%
Liabilities related to non-current assets held for sale	-	-	0.0%
Total current liabilities	16,152	14,513	11.3%

Non-current liabilities
Loans and borrowings	39,495	42,194	(6.4)%
Trade and other payables	35	44	(20.5)%
Provision for employees benefits	3,758	3,650	3.0%
Deferred tax liabilities	2,947	2,616	12.7%
Accrued liabilities and provisions	5,336	5,259	1.5%
Other long-term liabilities	643	440	46.1%
Total non-current liabilities	52,214	54,203	(3.7)%

Total liabilities	68,366	68,716	(0.5)%

Equity
Equity attributable to owners of the Company	46,155	45,133	2.3%
Non-controlling interests	1,747	1,845	(5.3)%
Total Equity	47,902	46,978	2.0%

Total liabilities and equity	116,268	115,694	0.5%

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Table 6: Comprehensive Income Statement – Ecopetrol Business Group

A	B	C	D	E
COP Billion	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16
Net income consolidated	1,224	446	3,779	2,046
Components of other comprehensive income, net of taxes
Accumulated foreign currency translation	(686)	(151)	(497)	(1,830)
Cash flow hedges for future exports	319	200	322	1,302
Hedge of a net investment in foreign operation	396	54	223	261
Measurement of defined benefit obligation	(57)	124	137	353
Others	16	21	34	158
Total other comprehensive income	(12)	248	219	244
Total Comprehensive income	1,212	694	3,998	2,290
Attributable to:
Shareholders	1,021	493	3,429	1,677
Non-controlling interests	191	201	569	613
Total Comprehensive income	1,212	694	3,998	2,290

Table 7: Cash Flow Statement – Ecopetrol Business Group

A	B	C	D	E
COP Billion	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16

Cash flow provided by operating activities:
Net income attributable to Owners of Ecopetrol S.A.	1,003	229	3,194	1,379
Adjustments to reconcile net income to cash provided by operating activities:
Non-controlling interests	221	217	585	667
Income tax	1,296	1,237	4,206	3,184
Depreciation, depletion and amortization	2,230	2,094	6,429	5,670
Foreign exchange (gain) loss	136	170	151	(830)
Finance costs recognised in profit or loss	813	916	2,296	2,530
Dry wells	241	-	274	154
Loss (gain) on disponsal of non-current assets	17	(18)	50	12
Impairment of assets	(29)	64	25	109
Fair value (gain) on financial assets valuation	(7)	(51)	(109)	(44)
Loss (gain) on assets for sale	(9)	-	(176)	13
(Gain) loss on share of profit of associates and joint ventures	(4)	(45)	(58)	(14)
Realized foreign exchange cash flow hedges	162	115	415	514
Net changes in operating assets and liabilities	(1,004)	1,267	(2,542)	815
Income tax paid	(398)	(357)	(4,120)	(3,745)
Cash provided by operating activities	4,668	5,838	10,620	10,414

Cash flows from investing activities:
Investment in property, plant and equipment	(500)	(769)	(1,409)	(2,223)
Investment in natural and environmental resources	(739)	(351)	(2,216)	(1,316)
Payments for intangibles	(132)	(10)	(161)	(46)
Proceeds from sales of equity instruments measured at fair value	-	-	-	725
Proceeds from sales of assets held for sale	26	-	181	-
(Purchases) sales of other financial assets	(760)	(3,616)	2,134	(4,793)
Interest received	105	123	297	287
Dividends received	20	165	269	196
Proceeds from sales of assets	33	23	69	110
Net cash provided (used) in investing activities	(1,947)	(4,435)	(836)	(7,060)

Cash flows from financing activities:
Proceeds (repayment of) from borrowings	(77)	(815)	(6,661)	1,599
Interest paid	(624)	(774)	(2,055)	(2,017)
Dividends paid	(168)	(288)	(1,305)	(1,393)
Net cash used (provided) in financing activities	(869)	(1,877)	(10,021)	(1,811)

Exchange difference in cash and cash equivalents	(246)	269	(321)	(380)
Net (decrease) increase in cash and cash equivalents	1,606	(205)	(558)	1,163
Cash and cash equivalents at the beginning of the period	6,246	7,918	8,410	6,550
Cash and cash equivalents at the end of the period	7,852	7,713	7,852	7,713

24

Table 8: EBITDA Reconciliation – Business Group

A	B	C	D	E
COP Billion	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	1,003	229	3,194	1,379
+ Depreciation, depletion and amortization	2,230	2,094	6,429	5,670
+/- Impairment of non-current assets	17	2	26	61
+/- Finance results, net	807	902	1,962	1,404
+ Income tax	1,296	1,237	4,206	3,184
+ Other taxes	278	205	894	1,180
+/-Non-controlling interest	221	217	585	667
CONSOLIDATED EBITDA	5,852	4,886	17,296	13,545

Table 9: EBITDA Reconciliation by Segment (3Q 2017)

A	B	C	D	E	F
COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	305	(115)	813	-	1,003
+ Depreciation, depletion and amortization	1,634	329	268	(1)	2,230
+/- Impairment of non-current assets	11	2	4	-	17
+/- Finance results, net	456	226	125	-	807
+ Income tax	545	96	655	-	1,296
+ Other taxes	134	126	18	-	278
+/-Non-controlling interest	-	-	221	-	221
CONSOLIDATED EBITDA	3,085	664	2,104	(1)	5,852

Table 10: EBITDA Reconciliation by Segment (3Q 2016)

A	B	C	D	E	F
COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	272	(491)	449	(1)	229
+ Depreciation, depletion and amortization	1,460	382	252	-	2,094
+/- Impairment of non-current assets	2	-	(2)	2	2
+/- Finance results, net	618	160	107	17	902
+ Income tax	375	188	675	(1)	1,237
+ Other taxes	89	87	29	-	205
+/-Non-controlling interest	-	(2)	219	-	217
CONSOLIDATED EBITDA	2,816	324	1,729	17	4,886

Table 11: EBITDA Reconciliation by Segment (Year-to-date 2017)

A	B	C	D	E	F
COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	1,736	(744)	2,203	(1)	3,194
+ Depreciation, depletion and amortization	4,699	909	821	-	6,429
+/- Impairment of non-current assets	12	9	5	-	26
+/- Finance results, net	978	691	293	-	1,962
+ Income tax	1,952	296	1,958	-	4,206
+ Other taxes	406	356	132	-	894
+/-Non-controlling interest	-	(1)	586	-	585
CONSOLIDATED EBITDA	9,783	1,516	5,998	(1)	17,296

Table 12: EBITDA Reconciliation by Segment (Year-to-date 2016)

A	B	C	D	E	F
COP Billion	E&P	Refining & Petrochemicals	Transportation and Logistics	Eliminations	Consolidated
RECONCILIATION NET INCOME TO EBITDA
Net income attributable to Ecopetrol's owners	230	(968)	2,130	(13)	1,379
+ Depreciation, depletion and amortization	3,931	1,004	735	-	5,670
+/- Impairment of non-current assets	1	61	(1)	-	61
+/- Finance results, net	627	497	216	64	1,404
+ Income tax	428	556	2,200	-	3,184
+ Other taxes	556	384	240	-	1,180
+/-Non-controlling interest	-	(5)	672	-	667
CONSOLIDATED EBITDA	5,773	1,529	6,192	51	13,545

25

Table 13: Long-Term Debt – Ecopetrol Business Group*

A	B	C	D
Company	Denominated in U.S. Dollars	Denominated in Colombian Pesos**	Total
Ecopetrol	9,857	1,171	11,027
Reficar	2,666	-	2,666
Bicentenario	-	483	483
ODL	-	222	222
Bioenergy	-	156	156
Ocensa	500	-	500
Total	13,023	2,032	15,055

*Nominal value of the debt at September 30, 2017, not including accrued interest.

**Figures expressed in millions of dollars equivalent to the TRM as of September 30, 2017.

V.	Appendices: Results of Ecopetrol S.A., Subordinates and Equity Interests

Following is a presentation of the Income Statements and Statements of Financial Position of Ecopetrol S.A. (parent company) and the most representative subordinate companies of each segment.

1.	Ecopetrol S.A.:

Table 14: Income Statement

A	B	C	D	E
COP Billion	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16
Local Sales	6,175	4,633	17,559	13,267
Export Sales	5,127	5,156	15,383	14,181
Total Sales	11,302	9,789	32,942	27,448
Variable Costs	6,181	5,494	18,671	16,398
Fixed Costs	2,599	2,285	6,912	6,357
Cost of Sales	8,780	7,779	25,583	22,755
Gross Profits	2,522	2,010	7,359	4,693
Operating Expenses	620	570	1,545	1,969
Operating Income	1,902	1,440	5,814	2,724
Financial Income (Loss)	(618)	(735)	(1,385)	(946)
Share of profit of companies	250	(2)	785	538
Income before income tax	1,534	703	5,214	2,316
Income Tax	(531)	(474)	(2,020)	(937)
Net Income	1,003	229	3,194	1,379

EBITDA	3,600	3,061	10,757	7,498
EBITDA Margin	31.8%	31.3%	32.7%	27.3%

26

Table 15: Statement of Financial Position / Balance Sheet

A	B	C	D
COP Billion	September 30, 2017	June 30, 2017	∆ (%)
Current assets
Cash and cash equivalents	4,156	3,660	13.6%
Trade and other receivables	5,415	4,836	12.0%
Inventories	3,342	2,750	21.5%
Current tax assets	364	334	9.0%
Financial assets held for sale	35	56	(37.5)%
Other financial assets	6,246	5,441	14.8%
Other assets	713	715	(0.3)%
	20,271	17,792	13.9%
Non-current assets held for sale	6	8	(25.0)%
Total current assets	20,277	17,800	13.9%

Non-current assets
Investments in associates and joint ventures	30,339	30,255	0.3%
Trade and other receivables	2,772	3,152	(12.1)%
Property, plant and equipment	20,312	20,458	(0.7)%
Natural and environmental resources	17,275	17,781	(2.8)%
Intangibles	254	153	66.0%
Deferred tax assets	4,536	4,744	(4.4)%
Other financial assets	1,704	1,982	(14.0)%
Other non-current assets	806	914	(11.8)%
Total non-current assets	77,998	79,439	(1.8)%

Total assets	98,275	97,239	1.1%

Liabilities
Current liabilities
Loans and borrowings	3,528	2,447	44.2%
Trade and other payables	5,077	4,749	6.9%
Provision for employees benefits	1,947	1,839	5.9%
Current tax liabilities	1,314	1,085	21.1%
Accrued liabilities and provisions	596	591	0.8%
Other liabilities	-	-	0
	12,462	10,711	16.3%

Non-current liabilities
Loans and borrowings	29,237	31,612	(7.5)%
Trade and other payables	-	-	0
Provision for employees benefits	3,758	3,650	3.0%
Deferred tax liabilities	1,907	1,674	13.9%
Accrued liabilities and provisions	4,457	4,357	2.3%
Other long-term liabilities	299	102	193.1%
Total non-current liabilities	39,658	41,395	(4.2)%

Total liabilities	52,120	52,106	0.0%

Equity
Equity attributable to owners of the Company	46,155	45,133	2.3%
Total Equity	46,155	45,133	2.3%

Total liabilities and equity	98,275	97,239	1.1%

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2.	Principal companies comprising the Ecopetrol Business Group

Table 16: Essentia (Propilco) - sales volumes

A	B	C	D	E
Sales Volume (tons)	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16
Polypropylene	121,592	122,258	333,202	348,765
Masterbatch	2,290	3,202	7,530	11,103
Polyethylene	9,502	8,225	25,360	20,657
Total	133,384	133,685	366,092	380,525

Table 17: Cartagena Refinery - sales volumes

A	B	C	D	E
Sales Volume (mboed)	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16
Local	90.1	53.9	78.4	49.9
International	56.5	89.9	63.7	80.5
Total	146.6	143.8	142.1	130.4

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Table 18: Profit and Loss Statement

A	B	C	D	E	F	G	H	I	J	K	L	M	N	O	P	Q	R	S	T	U
	HOCOL				AMERICA INC				PROPILCO				REFICAR				CENIT
COP Billion	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16	3Q 2017	3Q 2016	Jan-Sep 17	Jan-Sep 16
Total Sales	283	270	912	708	119	30	394	156	521	501	1,445	1,460	2,273	1,829	6,259	4,545	1,014	976	3,019	3,055
Variable Costs	110	163	386	413	130	43	497	146	417	371	1,159	1,036	1,976	1,635	5,547	4,334	79	41	194	136
Fixed Costs	76	59	227	194	56	35	134	56	31	27	89	77	279	428	851	760	363	554	1,089	1,348
Cost of Sales	186	222	613	607	186	78	631	202	448	398	1,248	1,113	2,255	2,063	6,398	5,094	442	595	1,283	1,484
Gross Profits	97	48	299	101	(67)	(48)	(237)	(46)	73	103	197	347	18	(234)	(139)	(549)	572	381	1,736	1,571
Operating Expenses	120	28	171	104	177	26	220	91	45	41	123	122	160	206	584	708	70	63	161	229
Operating Income	(23)	20	128	(3)	(244)	(74)	(457)	(137)	28	62	74	225	(142)	(440)	(723)	(1,257)	502	318	1,575	1,342
Financial Income (Loss)	(2)	8	(4)	24	(5)	(4)	(12)	(6)	2	1	(2)	-	(128)	(148)	(452)	(409)	(16)	(62)	(9)	(60)
Share of profit of companies	15	14	37	45	-	-	-	-	32	35	81	79	-	-	-	-	485	461	1,283	1,402
Income before income tax	(10)	42	161	66	(249)	(78)	(469)	(143)	62	98	153	304	(270)	(588)	(1,175)	(1,666)	971	717	2,849	2,684
Income Tax	(91)	(16)	(170)	(10)	-	-	-	-	(17)	(27)	(41)	(91)	18	7	51	71	(144)	(210)	(609)	(614)
Net Income	(101)	26	(9)	56	(249)	(78)	(469)	(143)	45	71	112	213	(252)	(581)	(1,124)	(1,595)	827	507	2,240	2,070

EBITDA	159	105	522	256	(112)	19	44	13	42	75	116	257	60	(169)	(126)	(519)	624	439	1,985	1,776
EBITDA Margin	56.2%	39.0%	57.2%	36.2%	(93.9)%	63.5%	11.2%	8.1%	8.0%	15.0%	8.0%	17.6%	2.6%	(9.2)%	(2.0)%	(11.4)%	61.6%	45.0%	65.8%	58.1%

Table 19: Statement of Financial Position - Balance Sheet

A	B	C	D	E	F	G	H	I	J	K
	HOCOL		AMERICA INC		PROPILCO		REFICAR		CENIT
COP Billion	September 30, 2017	June 30, 2017	September 30, 2017	June 30, 2017	September 30, 2017	June 30, 2017	September 30, 2017	June 30, 2017	September 30, 2017	June 30, 2017
Current Assets	719	878	286	435	802	885	2,217	2,157	2,163	1,280
Non Current Assets	2,193	2,226	2,216	2,494	944	929	22,505	23,320	12,212	12,512
Total Assets	2,912	3,104	2,502	2,929	1,746	1,814	24,722	25,477	14,375	13,792
Current Liabilities	876	928	193	287	195	268	3,372	3,340	542	793
Non-Current Liabilities	311	319	188	192	93	98	13,920	14,196	576	835
Total Liabilities	1,187	1,247	381	479	288	366	17,292	17,536	1,118	1,628
Equity	1,725	1,857	2,121	2,450	1,458	1,448	7,430	7,941	13,257	12,164
Total Liabilities and Equity	2,912	3,104	2,502	2,929	1,746	1,814	24,722	25,477	14,375	13,792

29